Mail Stop 0408
									October 12, 2005

Mr. William J. Ryan
Chairman, President and Chief Executive Officer
TD Banknorth Inc.
Post Office Box 9540
Two Portland Square
Portland Maine 04112

      Re:	TD Banknorth Inc.
      Registration Statement on Form S-4
      Filed September 12, 2005
      File No. 333-12826

		Form 10-Q for the Fiscal Quarter Ended June 30, 2005
		Filed August 9, 2005
		File No. 000-51179

      Form 10-Q for the Fiscal Quarter Ended March 31, 2005
		Filed May 16, 2005
		File No. 000-51179

      Form 10-K/A for the Fiscal Year ended December 31, 2004
		Filed March 7, 2005
		File No. 001-31251

Dear Mr. Ryan:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Form S-4

General
1. Please use the term "Toronto-Dominion Bank" instead of "TD" to avoid confusion with "TD Banknorth."


Outside Front Cover Page of the Prospectus
2. Please disclose the percentage of the outstanding common stock beneficially owned by The Toronto-Dominion Bank.


Summary - page 2
3. Please add a new section at the outset of the summary setting forth the per share price and the aggregate price of the merger as of
July 11, 2005 and the prospectus date and the approximate percentage ownership of Hudson United shareholders, TD Banknorth shareholders,
The Toronto-Dominion Bank and officers and directors in the surviving entity. Disclose the minimum and maximum number of shares that you will use to purchase the stock of Hudson United and the minimum and maximum amount of cash that you will use to purchase the stock of Hudson United. As appropriate, discuss ownership dilution resulting from the merger.

4. Please move the section on what shareholders will receive to page
2 and to precede the section on the parties to the merger.

5. Please discuss here or in another appropriate place in the summary, that by approving the merger agreement, shareholders will be giving TD Banknorth authority, under section 10.10 of the Merger agreement, to change both the structure of the merger and the terms of the sale of stock to The Toronto-Dominion Bank and to accept any changes made by The Toronto-Dominion Bank to the terms of the sale of stock to it.

6. Please revise the section, on page 2, entitled "Information about the parties to the merger" to more clearly differentiate the type of customers and the types of products and services offered by each of the banks. For instance, you state that TD Banknorth offers its services and products to "individuals, businesses and governments" while Hudson United has "commercial and retail accounts." Please use similar terms and descriptions. In addition, please indicate primary sources of revenue for each and disclose the rank of Hudson United based on assets, as you do for TD Banknorth.

7. Please reconcile your claim on page 2 that you are one of the 35th largest banks with your claim in your web site that you are one of the 30th largest banks and provide us with the basis for your claim.

8. Please revise the section and heading entitled "Hudson United will merger with and into TD Banknorth," on page 2 to de-emphasize the mechanics of the merger and to state clearly and from the perspective of shareholders that Hudson United will no longer exist as a separate company following the merger.

9. Please add a section following the section on the TD Banknorth stock sale to address the role of The Toronto-Dominion Bank in the merger and surviving entity, including any conflicts of interest the following:
* the percentage of your outstanding common stock beneficially owned by The Toronto-Dominion Bank before the merger;
* the extent to which The Toronto-Dominion Bank alone can determine who serves on your board;
* the extent to which members of your board or executives have or had relationships with The Toronto-Dominion Bank;
* why you determined to offer cash consideration;
* why you determined to raise the cash by selling shares to The Toronto-Dominion Bank as opposed to other alternatives including selling shares or debt in a public offering or private placement;
* how you determined to sell shares to The Toronto-Dominion Bank at a fixed price negotiated months before the merger at $31.79 per share and to pay for shares of Hudson United Bancorp based on the average closing price of your stock for a ten day period ending on the fifth business day preceding the closing date of the merger;
* the percentage of your outstanding common stock beneficially owned by The Toronto-Dominion Bank after the merger and any ramifications from the increase in stock ownership from what it otherwise would have been after the merger;
* under the merger agreement either you or The Toronto-Dominion Bank may change the terms of the stock sale; and
* as part of your agreement to sell the stock to The Toronto-
Dominion
Bank, it agreed to vote its shares in favor of the merger.

10. Please revise the section entitled "Hudson United shareholders will receive cash...," on pages 3-4, as follows:
* change the caption to indicate that the price is based upon your stock price;
* revise the table to indicate the price as of the date of the prospectus.

11. Please revise the section on proration, on page 4, to disclose the minimum amount of cash that shareholders will receive assuming all eligible shareholders elect for cash and including the estimated amount of cash to pay for fractional shares.

12. Please revise the section on fractional shares, on pages 4-5, to disclose the estimated amount of cash that you will use to purchase fractional shares, if such amount has been estimated.

13. Please revise the section regarding the financial adviser, on pages 5-6, to highlight that if the market price of your stock is higher on the closing date, the price may not be fair. Please disclose that Lehman Brothers did consider other alternatives to issue equity in the public markets but did not consider issuing debt or borrowing to fund the cash component. Please disclose that Lehman
Brothers opinion is qualified by its disclaimer that it is not an expert in evaluating the quality of loan portfolios or in assessing the adequacy of allowances of loan losses. In addition, please disclose the amount of fees Lehman Brothers earned from The Toronto-
Dominion Bank during the past two fiscal years.

14. Please revise the section regarding the financial adviser, on page 6, to highlight that if the market price of these companies` stocks on the date the merger consideration is determined is different from the July 11, 2005 price, the merger consideration may not be fair to Hudson United. Please disclose that the opinion is qualified by its disclaimer that it is not an expert in assessing the adequacy of allowances of loan losses and lease losses. In addition, please disclose the amount of fees Keefe, Bruyette & Woods earned from Hudson United, TD Banknorth and The Toronto-Dominion Bank during the past two fiscal years. Please disclose the fee to be paid to Keefe Bruyette & Woods for this transaction.

15. Please revise the caption relating to federal tax consequences on page 6 to remove the word "generally" and revise the first paragraph to remove the phrase "we expect" and to state that the tax opinions are filed as exhibits to the registration statement.

16. Please add disclosure summarizing each party`s specific reasons for the merger.

17. Please revise the section addressing the interests of directors and executive officers of Hudson United, on pages 7-8, to provide more detail including, but not limited to, the following:
* revise the caption to reflect that the "interests" of directors and executive officers are financial and to state clearly that they will receive benefits that will not be received by unaffiliated shareholders;
* in each bullet point, quantify the aggregate dollar value of the benefit discussed;
* quantify the aggregate value of benefits that the Chairman, President and CEO will receive directly and indirectly as a result of the merger; and
* identify the "certain other additional interests of Hudson United`s directors and executive officers" to which you refer on page 8.

18. Please revise the section entitled "The Hudson United special meeting", on pages 8-9, to disclose the amount and percentage of shares beneficially owned by the directors and executive officers of
Hudson United.

19. Please revise the section regarding the TD Banknorth board, on page 8, to specify whether they believe the sale of 29.6 million shares to The Toronto-Dominion Bank at $31.79 per share is fair to shareholders and in the best interests of the company.

20. Please revise the section entitled "The TD Banknorth special meeting," on page 8, to identify "transactions contemplated" by the merger agreement and to specify, if true, that the shareholder approval you seek includes approval for your sale of 29.6 million shares to The Toronto-Dominion Bank at $31.79 per share. Explain that The Toronto-Dominion Bank agreed to vote for the merger as part of its agreement with you to purchase stock from you.

21. Please revise the section entitled "The Hudson United special meeting," on pages 8-9, to discuss the fact that by approving the merger agreement, shareholders will be giving you authority, under section 10.10 of the Merger agreement, to change the structure of the transaction with Hudson United, including, but not limited to, changing the transaction from a merger to a purchase of assets and liabilities of Hudson United.

22. Please revise the section entitled "Shareholders of TD
Banknorth
and Hudson United have different rights," on page 11, to identify the material differences.

23. Disclose in an appropriate place how the closing date will be determined and by which party.


Risk Factors Relating to the Merger, page 21
24. In the introduction to this section, please include in your reference to risk factors in other documents a specific reference to the document(s) containing the risk factors relating to receiving and owning the stock you are registering or include those risks in the prospectus. You must disclose in this section all risks that you believe are material at this time.

25. Revise the first risk factor heading to reference the risk that if the price of your stock declines, the merger consideration
Hudson
United shareholders will receive will also decline.

26. Please add a risk factor to address the risk that on the date that you sell the stock to The Toronto-Dominion Bank, the market price may be significantly less than the sale price and that therefore the sale price may not be fair to shareholders.

27. Please revise the risk factor, on page 21, regarding the "factors which are different from those affecting shares of Hudson United common stock" to briefly identify and discuss "certain factors to consider in connection with those businesses" and to cross reference to a fuller discussion in the prospectus. Please be specific in your reference to other documents.

28. Please revise your risk factor regarding the form of consideration, on page 22, to disclose the percentage of merger consideration to be paid in cash using a recent trading price.

29. Please revise your risk factor regarding the "significant control" exercised by The Toronto Dominion Bank to include the day-to-day control. Also, specify in the last sentence that the TD
Banknorth stock may trade lower because of its majority shareholder.

30. Please advise what consideration was given to adding risk factors that address the risks that The Toronto Dominion Bank may change the terms of the stock sale; that TD Banknorth may change the terms of the stock sale; and that TD Banknorth may change the structure of the merger.


Background of the Merger, page 29
31. Please revise the second paragraph to provide more detail regarding the other potential acquirers including whether any of the other potential acquirers conducted preliminary due diligence of Hudson United.

32. Please explain, on page 31, the reasons you determined to fund the cash payment by selling stock to The Toronto-Dominion Bank.
Please discuss the alternatives you considered.

33. Please discuss the role of The Toronto-Dominion Bank in the merger.

34. Please provide more detail regarding the determination of the total price and each of the components.

35. Please provide more detail, on pages 31-32, regarding the various actions taken by the Hudson United board before approving the merger agreement including the reasons for and costs of each action.

36. Please provide all material nonpublic information, including projections and forecasts, that has crossed over, directly or indirectly, between TD Banknorth (and any of its representatives or agents) and Hudson United (and any of its representatives or agents).


TD Banknorth`s Reasons for the Merger, page 32
37. Please provide more detail regarding the various factors that your board considered. Please organize the many factors listed by using headings for groups of related factors as you did for Hudson United.


Opinion of TD Banknorth`s Financial Advisor, page 37
38. Please revise this section to disclose, on page 37, the aggregate fees earned by Lehman Brothers from each of the following entities during the past two fiscal years:
* The Toronto-Dominion Bank;
* TD Banknorth; and
* Hudson United.


The Lehman Brothers Opinion with Respect to the Purchase Price, page
39
39. Please explain that the opinion from Lehman Brothers is based on the market price of your stock as of the date of the opinion July 11,
2005 and that if the market price of your stock is higher on the closing date, the price may not be fair.

40. Please discuss the other alternatives to issue equity in the public markets that Lehman Brothers considered and the reasons those weredetermined inferior. Please disclose that Lehman Brothers did consider other alternatives to issue equity in the public markets but did not consider other alternatives to fund the cash component including, but not limited to issuing debt, borrowing, using cash, and cutting dividends.

41. Please disclose that Lehman Brothers opinion is qualified by its disclaimer that it is not an expert in evaluating the quality of loan portfolios or in assessing the adequacy of allowances of loan losses.

42. Please disclose that Lehman Brothers has consented to the use of its opinion in the registration statement.


The Financial Analyses of TD Banknorth`s Financial Advisor, page
40
43. Please provide the Lehman Brothers board books and copies of any other materials provided or made available to directors in connection with approving the merger.


Opinion of Hudson United`s Financial Advisor, page 47
44. Please revise this section to disclose, on page 47, the aggregate fees earned by Keefe, Bruyette & Woods from each of the following entities during the past two fiscal years:
* The Toronto-Dominion Bank;
* TD Banknorth; and
* Hudson United.

45. Please disclose that Keefe, Bruyette & Woods has consented to the use of its opinion in the registration statement.

46. Please provide the Keefe, Bruyette & Woods board books and copies of any other materials provided or made available to directors in connection with approving the merger.


Interests of Certain Persons in the Merger, page 73
47. Please change the caption to state that the "certain persons" are directors and executive officers of Hudson United and that they are gaining financial benefits from the merger.

48. Please provide a summary section, at the outset of this section, that includes the following information:
* summarize, using bullet points, the benefits to Mr. Neilson, the Chairman, President and CEO, quantify each of the benefits, disclose their aggregate value and compare the benefits, including their aggregate value, with the benefits he received in 2004;
* summarize, using bullet points, the benefits to directors and quantify the maximum aggregate benefits; and
* summarize, using bullet points, the benefits to executive officers and quantify the maximum aggregate benefits.

49. Please revise this section as follows:
* revise the second paragraph on page 74 to disclose the amounts of the one-time payments and to provide more detail as to what was terminated;
* revise your description of the consulting agreement, on page 74, to provide detail including any non-compete provisions and any minimum amount of service required or the expected hours of service;
* explain the reason for providing severance benefits to the directors;
* revise your discussion of directors of TD Banknorth, on page 74, to disclose the directors fees and other benefits that the two directors will be receiving from you and state that this in addition to severance payments from Hudson United;
* provide separate captions and discussion , on page 75, for vesting of Hudson United stock options, lifting of restrictions on Hudson United restricted stock and awarding restricted stock of TD Banknorth; and
* disclose, on page 75, the value of the options that will be deemed to be vested.


Information About TD Banknorth, page 88
50. Please provide more detail regarding your business including the role of The Toronto-Dominion Bank, your primary sources of revenues and recent material trends.

51. Please disclose the purchase price and form of consideration paid in each of the transactions.


Information About Hudson United, page 89
52. Please provide more detail regarding the business including its primary sources of revenues and recent material trends.




Unaudited Pro Forma Combined Consolidated Financial Information,
page
90

53. Please revise to quantify the gain or loss expected to be realized from the sale of $1.7 billion of Hudson United investment securities and landfill gas investments.


Note 1 - Basis of Pro Forma Presentation, page 96

54. Please revise to provide a numerical and narrative reconciliation of historical earnings per share amounts for the six-months ended
June 30, 2005 for TD Banknorth to the amounts as presented in the June 30, 2005 TD Banknorth From 10-Q.

55. We note your disclosure on page 96 that you assumed 0.3 million of the 0.8 million of Hudson United options are to be exercised prior to acquisition. Please revise to describe your factually supportable basis for this assumption.

56. Please revise to disclose the assumptions used in valuing the Hudson United options to be exchanged for TD Banknorth options in connection with the proposed merger. Describe your basis for the assumptions used.


The Stockholders Agreement Between TD and TD Banknorth, page 98
57. Please revise this section as follows:
* provide a brief summary of the various material provisions;
* disclose on page 98, the term of the agreement to which you refer;
* provide the actual dates of the various anniversaries of the completion of the acquisition to which you refer;
* explain, on page 103, the relationship between the Banknorth
Group,
Inc. and you and The Toronto-Dominion Bank;
* explain, on page 103, how the Class A Directors other than the four independent directors were selected and the role of The Toronto-Dominion Bank in the process;
* explain, on page 104, how the federal securities laws limit the extent to which Toronto-Dominion Bank may use the non-public information it receives; and
* please provide a legal analysis supporting the legality of the provisions relating to fiduciary duties to which you refer on page 104 and 105.





Comparison of Shareholders Rights, page 111
58. Please revise this section as follows:
* provide a summary of the material advantages and disadvantages of the being a shareholder of TD Banknorth relative to being a shareholder of Hudson United; and
* include in your comparison of each right, how the rights of shareholders are affected by the fact that you have a majority shareholder with over fifty percent of the common stock and the agreements with The Toronto-Dominion Bank.


Exhibits
59. We note the excluded exhibits, including the legal and tax opinions and related consents. Please file all exhibits as soon as practicable, as we may have comments. Please include an updated consent from your independent accountant in your next pre-effective amendment.









Form 10-K for the Fiscal Year Ended December 31, 2004
Consolidated Financial Statements

Note 4 - Securities Available for Sale and Held to Maturity, page
71

60. Please tell us how you considered the potential impact of your deleveraging program in your analysis of whether any unrealized losses on investments were other than temporary at December 31, 2004.
In your analysis specifically address how you concluded that you had the intent and ability to hold your investments for a period of time sufficient to allow for any anticipated recovery in market value. Please refer to SAB Topic 5.M.

61. Please tell us and in future filings disclose the nature of your
U.S. government obligations and U.S. government agencies and corporations investments that were in an unrealized loss position for longer than 12 months at December 31, 2004.


Note 16 - Derivatives, page 87

62. We note your disclosure on page 46 that you hedge $216.5 million of FHLB advances with five interest rate swaps at December 31, 2004.
For your hedges of FHLB advances during the periods presented, please tell us how you determined that they met the criteria, as applicable, for hedge accounting pursuant to paragraphs 20, 21, 28 and 29 of SFAS
133. Specifically address the following for each period presented:
* the nature and terms of the FHLB advances and interest rate swaps;
* whether these were cash flow or fair value hedges;
* how you define "at inception" of the hedging relationship;
* whether you enter into the interest rate swap on the same day the advance becomes outstanding; and
* the quantitative measures you use to assess effectiveness of each hedge both at inception and on an ongoing basis.

63. Please tell us whether you use the short-cut method for assessing effectiveness for the hedges of FHLB advances during any of the periods presented. If so, tell us how you determine that the hedging relationship meets each of the conditions in paragraph 68 of SFAS 133.

64. We note your disclosure on page 46 that you manage your interest rate risk inherent in your mortgage banking operations by entering into forward sales contracts and, to a lesser extent, by purchasing mortgage-backed security options. Please tell us and in future filings disclose the nature and terms of the mortgage-backed security options purchased and explain how purchasing these options helps you manage interest rate risk.









Form 10-Q for the Quarter Ended June 30, 2005

Note 11 - Balance Sheet Deleveraging, page 13

65. We note your disclosure that you reclassified $519 million of single-family residential mortgage loans to Loans Held for Sale in February 2005. Please tell us why you did not reclassify these loans to held for sale as of December 31, 2004.

66. Please tell us the following regarding securities sold in connection with your deleveraging program:
* the nature of the investments;
* the carrying value and fair value as of December 31, 2004 and the date of sale; and
* the duration of impairment, if applicable, as of December 31, 2004.


Management`s Discussion and Analysis

Noninterest Income, page 30

67. We note your disclosure on page 31 regarding the interest rate swap agreements that were note redesignated as hedges on March 1, 2005, the date of the completion of the TD transaction and resultant purchase accounting adjustments. Please tell us and in future filings disclose the following:
* the nature and terms of the hedged item prior to March 1, 2005;
* why hedge accounting for these swaps was no longer permitted at March 1, 2005; and
* why you were able to redesignated the interest rate swaps related to variable rate commercial loans as cash flow hedges on April 21, 2005.


      * * * * * * * * * * * * *


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

* the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Nancy E. Maloney at (202) 551-3427 or Joyce
A.
Sweeney at 202-551-3449 if you have questions regarding comments on the financial statements and related matters. Please contact either
Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3448
with
any other questions



								Sincerely,



								Jessica Livingston
								Attorney - Advisor



cc:	Gerard L. Hawkins, Esquire
	Elias, Matz, Tiernan & Herrick L.L.P.
	734 15th Street, N.W.
	Suite 1200
	Washington, D.C. 20005




Mr. William J. Ryan
TD Banknorth Inc.
October 12, 2005
Page 1